AKF
4/11/2003



03054445

SECUR... ...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
~~036301~~ 47102

FACING PAGE
Information Required of Brokers and Dealer Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Riverside Avenue
(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron P. Hollander — (203) 291-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Actis-Grande, Ronan & Company, LLC
(Name – *if individual, state last, first, middle name*)

30 Main Street, Suite 500 06810	Danbury		CT
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AN OATH OR AFFIRMATION

I, Aaron P. Hollander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Securities, Inc., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Title



Notary Public

JORDAN M. NODELMAN
NOTARY PUBLIC
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Schedules
FED Securities, Inc.
SEC No. 036301

For the year ended January 31, 2003
with Report of Independent Auditors
and Supplemental Report on
Internal Control Structure

Filed in accordance with Rule 17a-5(c)(3) as a Public Document

FED Securities, Inc.

Financial Statements

Year ended January 31, 2003

Contents

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

Board of Directors
FED Securities, Inc.

We have audited the accompanying statement of financial condition of FED Securities, Inc. as of January 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FED Securities, Inc. at January 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Actis-Grande, Ronan & Company, LLC

March 25, 2003

FED Securities, Inc.

Statement of Financial Condition

January 31, 2003

Assets	
Cash	$ 111,878
Receivable from related party	44,451
Investment in The NASDAQ Stock Market, Inc.	33,100
Total assets	$ 189,429
Liabilities and stockholders' equity	
Liabilities:	
Payable to related party	$ 9,069
Taxes payable	42,155
Total liabilities	51,224
Stockholders' equity:	
Common stock, $.01 par value, authorized 1,000 shares; issued and outstanding 200 shares	2
Additional paid-in capital	20,025
Retained earnings	118,178
Total stockholders' equity	138,205
Total liabilities and stockholders' equity	$ 189,429

See accompanying notes.

FED Securities, Inc.

Statement of Income

Year ended January 31, 2003

Revenues from investment advisory services	$ 44,451
Expenses:	
General and administrative expenses	15,393
Net income	$ 29,058

See accompanying notes.

FED Securities, Inc.

Statement of Changes in Stockholders' Equity

Year ended January 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 31, 2002	$ 2	$ 20,025	$ 230,534	$ 250,561
Net income	–	–	29,058	29,058
Distributions to stockholders	–	–	(141,414)	(141,414)
Balance at January 31, 2003	$ 2	$ 20,025	$ 118,178	$ 138,205

See accompanying notes.

FED Securities, Inc.

Statement of Cash Flows

Year ended January 31, 2003

Cash flows from operating activities	
Net income	$ 29,058
Changes in operating assets and liabilities:	
Increase in receivable from related party	(15,865)
Increase in payable to related party	2,595
Net cash provided by operating activities	15,788
Cash flows used in financing activities:	
Distributions to stockholders	(141,414)
Net decrease in cash	(125,626)
Cash at beginning of year	237,504
Cash at end of year	$ 111,878

See accompanying notes.

FED Securities, Inc.

Notes to Financial Statements

January 31, 2003

1. Significant Accounting Policies

Description of Business

FED Securities, Inc. is a broker dealer whose income is from investment advisory/valuation services for customers of First Equity Development, Inc. a related party. Revenues are recognized upon completion of the related services and when collection is assured.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

2. Investment in The NASDAQ Stock Market, Inc.

In June 2000, the Company purchased 300 shares of common stock for $3,000 in the first phase of the NASDAQ private placement. In December 2000, the Company purchased an additional 1,000 shares of common stock for $13,000 as well as 1,200 warrants to purchase common stock in the future for $16,800 in the second phase of the private placement. Each warrant entitles the holder to purchase four shares of common stock. The warrants are exercisable in four annual tranches and the price per share of Common Stock range from $13 per share in the first year to $16 per share in the last year. Each tranche is exercisable for a one-year period. Cost approximates fair value of this investment.

3. Income Taxes

The Company has elected to be taxed under subchapter S of the Internal Revenue Code; accordingly no provision is made for federal or state income taxes as these taxes are the responsibility of the individual stockholders. The Company has provided for state income taxes in prior years.

4. Related Party Transactions

During the year ended January 31, 2003, the Company recorded revenues of $44,451 for valuation and support services rendered to customers of First Equity Development, Inc. In addition, the Company incurred expenses of $15,393 for administrative support services provided by First Equity Development, Inc. for the year ended January 31, 2003.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2003, the Company had net capital of $60,654, which was $55,654 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .92 to 1.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of January 31, 2003

Schedule I

FED Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 138,205
Deductions and/or charges:	
Non-allowable assets	77,551
Net capital	$ 60,654
AGGREGATE INDEBTEDNESS	
Payable to related party and accrued expenses	51,224
Total aggregate indebtedness	$ 51,224
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 55,654
Ratio: Aggregate indebtedness to net capital	.92 to 1.0

There were no material differences between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of January 31, 2003.

FED Securities, Inc.

Statement Regarding SEC Rule 15c3-3

January 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

30 Main Street, Suite 500, Danbury, CT 06810-3047
Tel: (203) 797-0056 / Fax: (203) 778-9623
www.AGRCO.com

Actis-Grande, Ronan & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Securities, Inc.

In planning and performing our audit of the financial statements of FED Securities, Inc. (the "Company") for the year ended January 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, as amended, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 and 2002, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the National Association of Securities Dealers Inc., the Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, as amended, in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Citrin Cooperman, Rosen & Company, LLC

March 25, 2003